Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission (the “Commission”), Philippine Stock Exchange and Philippine Dealing & Exchange Corporation regarding the approval by the Commission of the Company’s Amended By-Laws to conform to or align with the provisions of Republic Act 11232, known as the Revised Corporation Code of the Philippines.

September 14, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

In compliance with the Revised Disclosure Rules of the Philippine Stock Exchange, Inc., we are submitting herewith a copy of the Certificate of Filing of Amended By-Laws of PLDT Inc. (the “Company”) issued by the Securities and Exchange Commission on September 9, 2022 together with the Amended By-Laws of the Company.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

September 14, 2022

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C in connection with the approval by the Commission of the Amended By-Laws of PLDT Inc. on September 9, 2022.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,470 As of August 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 14, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

REPUBLIC OF THE PHILIPPINES

SECURITIES AND EXCHANGE COMMISSION

Ground Floor, Secretariat Building, PICC

City of Pasay, Metro Manila

COMPANY REG. NO. PW-55

CERTIFICATE OF FILING OF AMENDED BY-LAWS

KNOW ALL PERSONS BY THESE PRESENTS:

THIS IS TO CERTIFY that the Amended By-Laws of

PLDT INC.

copy annexed, adopted on March 25, 2021 by majority vote of the Board of Directors pursuant to the authority duly delegated to it by the stockholders owning at least two thirds (2/3) of the outstanding capital stock on April 15, 1953, and certified under oath by the Corporate Secretary and majority of the said Board was approved by the Commission on this date pursuant to the provisions of Section 47 of the Revised Corporation Code of the Philippines, Republic Act No. 11232, which took effect on February 23, 2019, and copies thereof are filed with the Commission.

IN WITNESS WHEREOF, I have set my hand and caused the seal of this Commission to be affixed to this Certificate at Pasay City, Metro Manila, Philippines, this 9th day of September, Twenty Twenty Two.

  /s/Daniel P. Gabuyo

DANIEL P. GABUYO

    Assistant Director

(Phil. SEC Seal)                        SO Order 1188 Series of 2018

BA/qba

COVER SHEET

for Applications at

COMPANY REGISTRATION AND MONITORING DEPARTMENT

    Nature of Application                                                                                                                           SEC Registration Number

        AMENDMENT                                                                                                                                    PW00000055

Former Company Name

P	L	D	T	I	N	C.

AMENDED TO:

New Company Name

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

CONTACT PERSON INFORMATION
The designated person MUST be a Director/Trustee/Partner/Officer/resident Agent of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan		8880188
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by CRMD Personnel

Assigned Processor	Date	Signature

Document I.D.                                                                                                          PRESENTED ON: 10/12/2021

Received by Corporate Filing and Records Division (CFRD)                             COUNTER OFFICER:  Jr.

Forwarded to:           PROCESSOR:  Bless Arceo

CERTIFICATE OF AMENDMENT OF THE BY-LAWS OF

PLDT Inc.

KNOW ALL MEN BY THESE PRESENTS:

        The undersigned, Corporate Secretary and majority of the members of the Board of Directors of PLDT Inc. (the “Company”), a corporation duly organized and existing under and by virtue of the laws of the Philippines, having its principal office and place of business in Makati City, do hereby certify that: (a) at the meeting of the Board of Directors of the Company held on March 25, 2021, the Board of Directors, pursuant to its own power and the authority duly delegated to it by the stockholders of the Company on April 15, 1953, approved by the unanimous vote of all its members, the amendments to Sections 1, 2, 3, 4, 5, 7, 8 and 10 of Article II Sections 1, 2, 3, 6 and 7 of Article III, Section 6 of Article IV, Sections 2, 3, 5, 6, 7, 8, 9, 10, 12, 13 and 14 of Article V, Section 1 of Article VI, Article VII, Section 3 of Article VII, Article XVII, and Sections 1 and 2 of Article XVII, of the By-Laws of the Company (the “Amendments”); and (b) the attached copy of the Amended By-Laws of the Company, is a true and correct copy of the Amended By-Laws containing the amendments as underscored therein.

        IN WITNESS WHEREOF, we have hereunder signed this Certificate at Makati City, Philippines, on this 28th day of June 2021.

/s/Manuel V. Pangilinan	/s/Helen Y. Dee
MANUEL V. PANGILINAN	HELEN Y. DEE
Director and Chairman of the Board	Director
TIN	TIN

/s/Ray C. Espinosa	/s/James L. Go
RAY C. ESPINOSA	JAMES L. GO
Director	Director
TIN	TIN

/s/Junichi Igarashi	/s/Bernido H. Liu
JUNICHI IGARASHI	BERNIDO H. LIU
Director	Director
TIN	TIN

/s/Artemio V. Panganiban	/s/Albert F. Del Rosario
ARTEMIO V. PANGANIBAN	ALBERT F. DEL ROSARIO
Director	Director
TIN	TIN

/s/Pedro E. Roxas	/s/Marife B. Zamora
PEDRO E. ROXAS	MARIFE B. ZAMORA
Director	Director
TIN	TIN

/s/Ma. Lourdes C. RAusa-Chan MA. LOURDES C. RAUSA-CHAN Director and Corporate Secretary TIN

SUBSCRIBED AND SWORN to before me this ___ day of 28 JUNE 2021, in Makati City, affiants exhibiting to me their Passport Numbers/Driver License,  as follows:

Name	Passport No./ Driver’s License	Date of Issue/Validity	Place of Issue
1.Manuel V. Pangilinan			Philippines
2.Helen Y. Dee			Philippines
3.Ray C. Espinosa			Philippines
4.James L. Go			Philippines
5.Junichi Igarashi			Japan
6.Bernido H. Liu			Philippines
7.Artemio V. Panganiban			Philippines
8.Albert F. del Rosario			Philippines
9.Pedro E. Roxas			Philippines
10.Marife B. Zamora			Philippines
11.Ma. Lourdes C. Rausa-Chan			Philippines

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

                                                    ABNER TITO L. ALBERTO

Notary Public for the City of Makati

Until December 31, 2021

Notarial Appointment No.

Roll of Attorneys No.

PTR O.R. NO.

IBP Lifetime No.

Doc. No.23

Page No. 6

Book No.V

Series of 2021.

Adopted

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

Amended

January April January April April July May January July January January June July April January March February February March February January June August December August March	10, 26, 5, 16, 15, 26, 8, 27, 25, 10, 30, 25, 11, 18, 25, 29, 24, 29, 29, 26, 25, 28, 3, 2, 30, 25	1938 1939 1940 1947 1953 1955 1962 1964 1966 1968 1968 1968 1969 1979 1983 1983 1998 2000 2001 2003 2005 2005 2010 2014 2016 2021

PLDT Inc.

(Amended on August 30, 2016)

AMENDED BY - LAWS

ARTICLE I

OFFICE

*Section 1. The principal office of the corporation shall be located at the place stated in the Amended Articles of Incorporation.

(* Amended on June 25, 1968, February 29, 2000 and December 2, 2014)

ARTICLE II

MEETINGS

*Section 1. Meetings of the stockholders shall be held at the principal office of the corporation as set forth in its Amended Articles of Incorporation or, if not practicable, at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located; provided that any city or municipality in Metro Manila shall, for the purpose hereof, be considered a city or municipality.

The annual meeting of stockholders shall be held on the second Tuesday in June of each year, at 3 o’clock P. M. The Board of Directors may, for good cause, postpone the annual meeting of stockholders to a reasonable date. Written or printed notice of every annual stockholders’ meeting shall be given by the Secretary or Assistant Secretary to each stockholder in the manner provided in Section 3 of this Article II, at least fifteen (15) business days before the date fixed for the meeting.  Such notice shall state the date, time and place of the meeting and be accompanied by the: (a) agenda for the meeting, (b) the proxy form, (c) when attendance, participation or voting in the meeting by remote communication or in absentia are allowed, the requirements and procedures to be followed by a stockholder who elects such option, (d) when the meeting is for the election of directors, the requirements and procedure for nomination and election, and (e) such other reports as may be required under applicable laws, rules and regulations.

In case of postponement of an annual meeting of stockholders, written or printed notice thereof and the reason therefor shall be given to all stockholders by the Secretary or Assistant Secretary in the manner provided in Section 3 of this Article II, at least fourteen (14) days prior to the date of the meeting.

(* Amended on July 26, 1955, February 24, 1998, March 29, 2001, December 2, 2014

and March 25, 2021)

*Section 2. Special meetings of the stockholders may be called at any time by the Chairman of the Board, or three (3) of the Directors, or by stockholders representing two-thirds (2/3) of the shares of the corporation issued and outstanding and entitled to vote.  Written or printed notice of such meeting, stating the date, time and place thereof, and the purpose or purposes for which such meeting is called shall be given to each stockholder in the manner provided in Section 3 of this Article II by the Secretary or Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting, at least fifteen (15) business days before the date fixed for the meeting.

(* Amended on July 26, 1955, February 24, 1998, March 29, 2001, August 3, 2010 and

March 25, 2021)

Section 3.   The notice of any annual or special meeting of stockholders, or of the postponement of either meeting, may be given or delivered to a stockholder personally, or enclosed in an envelope with the postage thereon fully prepaid, addressed to a stockholder at his last known place of residence or business, and posted at a post office in the Philippines or in the United States of America, or by email, or such other manner as may be allowed by applicable law, rules and regulations, including publication in a newspaper of general circulation in the Philippines in printed or online format.

The statement of service of notice of annual or special meeting of stockholders within the period provided in Sections 1 and 2 of this Article II and in the manner provided in this Section 3 shall be entered in the minutes of the annual or special meeting of stockholders, and the said minutes certified correct by the secretary of the meeting and attested by the chairman of the meeting shall be conclusive on the question of service.

(New provision adopted on March 25, 2021)

Section 4.  Subject to approval by at least a majority of the Board of Directors, and compliance with applicable laws, rules and regulations, the corporation may, instead of a pure in-person annual or special meeting of stockholders, hold a virtual-only meeting, or an in-person supplemented with virtual meeting/hybrid meeting. The corporation shall adopt appropriate guidelines, procedures and mechanisms for the conduct of virtual or hybrid meetings and participation and voting in such meetings through remote communication or in absentia.

(New provision adopted on March 25, 2021)

Section 5.  Whenever for any cause, there is no person authorized or the person authorized to call a stockholders’ meeting unjustly refuses to call such meeting, a stockholder may petition the Securities and Exchange Commission (the “Commission”) for the issuance of an order directing such petitioning stockholder to call such meeting in accordance with the conditions and directives set out in the order of the Commission and the provisions of applicable laws, rules and regulations.

(New provision adopted on March 25, 2021)

*Section 6.   Every meeting of the stockholders shall be presided by the Chairman of the Board or, in his absence, by the President or, in his absence, by a chairman to be chosen by the stockholders representing a majority of the shares of the corporation issued and outstanding and entitled to vote present or duly represented at said meeting.  The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(*New provision adopted on March 29, 2001; Amended on August 3, 2010)

*Section 7. A meeting of the Board of Directors shall be held promptly after the adjournment of the annual meeting of the stockholders; subsequent regular meetings shall be held monthly on the last Tuesday of each month at 9:30 A. M., at the principal office of the corporation as stated in the Amended Articles of Incorporation or at such other time and place in or outside the Philippines as the Board of Directors may from time to time determine.  Special meetings may be called by the Chairman of the Board whenever he may think proper, and he shall forthwith call such meetings whenever requested in writing to do so by any three (3) Directors.  Such special meetings shall be called for a date not later than seven (7) days from the date of such request.  Notice of every regular or special meeting of the Board of Directors, stating the date and place thereof and the purpose or purposes for which the meeting is called, shall be given to each Director by the Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the Chairman of the Board or three (3) of the Directors, at least five (5) days prior to the date fixed for the regular meeting, or at least two (2) days prior to the date fixed for the special meeting. Such notice may be delivered to each Director personally, or sent by e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, or may be given by enclosing a notice in an envelope, with the postage thereon fully prepaid, addressed to each Director at his last known place of residence or business, and posting the same.  Service of notice, by personal delivery, or by e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, or by posting shall be entered upon the minutes of the meeting, and said minutes, as certified correct by the secretary of the meeting and attested by the chairman of the meeting, shall be conclusive upon the question of service.

(* Amended on January 5, 1940, May 8, 1962, January 30, 1968, July 11, 1969, February 24, 1998, February 29, 2000, March 29, 2001, August 3, 2010, December 2, 2014 and March 25, 2021)

Section 8.  A Director who cannot physically attend or vote at any regular or special meeting of the Board of Directors may participate and vote in such meeting through remote communication such as video conferencing, teleconferencing, or other alternative modes of communication that allow reasonable opportunity to participate in such meeting. A Director cannot attend or vote by proxy in any meeting of the Board of Directors.

(New provision adopted on March 25, 2021

*Section 9.    Every meeting of the Board of Directors shall be presided by the Chairman of the Board or, in his absence, by the President or, in his absence, by any Director chosen by majority of the members of the Board present at such meeting at which there is a quorum.  The Secretary or, in his absence, the Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(* New provision adopted on March 29, 2001)

*Section 10. If any annual meeting of stockholders or regular meeting of the Board of Directors provided for herein shall fall on a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour; but special meetings of the stockholders or Board of Directors may be held on a holiday with the same force and effect as if held on a business day.

(*Amended on March 29, 2001, August 3, 2010 and March 25, 2021)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 1. At any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares of the corporation issued and outstanding and entitled to vote at the said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law. When participation in any stockholders’ meeting through remote communication or in absentia is authorized by resolution of at least a majority of the Board of Directors or allowed under applicable laws, rules and regulations, then, stockholders participating in said meeting through remote communication or in absentia shall be deemed present for purposes of a quorum.  In the absence of a quorum, the Chairman of the Board or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn the meeting from time to time until the requisite number of shares to constitute a quorum is present or represented. When a meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment was taken.  At the reconvened meeting, any business may be transacted that could have been transacted on the original date of the meeting.

(*Amended on March 29, 1983, March 29, 2001, August 3, 2010 and March 25, 2021)

*Section 2. At any meeting of the stockholders at which there is quorum, all matters approved by the stockholders representing a majority of the issued and outstanding shares of the corporation entitled to vote present in person or by proxy at such meeting, or participating in such meeting through remote communication or in absentia, shall be valid as a corporate act, except for such matters which require the vote of the stockholders representing a higher percentage of the outstanding shares as prescribed by statute or these By-Laws.

(* New provision adopted on March 29, 2001; Amended on March 25, 2021)

*Section 3. Each stockholder is entitled to one vote for each share of stock held by him, where such stock has voting rights on the matter under consideration. The stockholder’s right to vote may be exercised by him in person, or by his attorney-in-fact duly authorized by proxy executed in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request.  Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued.  Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of the corporation at least seven (7) days before the day of the meeting.  Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least three (3) days before the day of the meeting or by his personal presence at the meeting.  Validation of proxies shall be done at least five (5) days before the day of the meeting by the Secretary or by a special committee of inspectors composed of the Secretary, Assistant Secretary and a representative of the transfer agent of the corporation.  The decision of the Secretary or the special committee of inspectors, as the case may be, on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction.

The stockholder’s right to vote may also be exercised through remote communication or in absentia when authorized by resolution of at least a majority of the Board of Directors, but such resolution shall only be applicable for a particular meeting. Notwithstanding any provision in these By-Laws to the contrary, stockholders may vote through remote communication or in absentia in the election of directors.

(* Amended on March 29, 1983, February 24, 1998, March 29, 2001,

August 3, 2010 and March 25, 2021)

*Section 4.  At every election of Directors, each holder of stock which has voting rights for the election of Directors is entitled to one vote for each share of such stock held by him and he may vote such number of shares for as many persons as there are Directors to be elected, or cumulate said shares and give one candidate as many votes as the number of Directors to be elected multiplied by the number of his shares shall equal, or distribute such votes on the same principle among as many candidates as he shall think fit.

(* Amended on March 29, 1983, February 24, 1998, March 29, 2001

and August 3, 2010)

*Section 5.The Board of Directors shall have the power to close the stock transfer books of the corporation for the following periods:  (a) not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect or a date in connection with obtaining the consent of stockholders for any purpose; and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date as follows:  (a) not exceeding sixty (60) days preceding the date for any meeting of stockholders or the date for the allotment of rights, or the date when any change  or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent;  and (b) not exceeding forty five (45) days preceding the date of payment of any dividend; as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof,  or to any such allotment of rights,  or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, or entitled to receive payment of any such dividend, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to such notice of,  and to vote at, such meeting, and any adjournment thereof,  or to receive such allotment of rights,  or to exercise such rights, or to give such consent, or to receive payment of such dividend, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

(*Amended on July 26, 1955, February 24, 1998 and March 29, 2001)

*Section 6.  At any meeting of the Board of Directors, a majority of the number of the Directors as specified in the Articles of Incorporation present at such meeting in person or through remote communication shall constitute a quorum for the transaction of business.  In the absence of a quorum, a majority of the Directors present at such meeting in person or through remote communication may adjourn such meeting from time to time until a quorum be had.  Notice of any adjourned meeting need not be given.

(*New provision adopted on March 29, 2001; Amended on March 25, 2021)

*Section 7.   At any meeting of the Board of Directors at which there is a quorum, all matters approved by at least a majority of the Directors present at such meeting in person or through remote communication shall be valid as a corporate act, except for such matters, including the election of officers, which require the vote of majority of all the members of the Board as prescribed by statute or these By-Laws.

(*New provision adopted on March 29, 2001; Amended on March 25, 2021)

ARTICLE IV

CAPITAL STOCK

*Section 1.  The certificate of stock shall be in such form and device as may be prescribed by the Board of Directors from time to time.

(* Amended on April 15, 1953)

*Section 2.  The person, firm or corporation in whose name the stock stands on the books of the corporation, whether individually or as trustee, pledgee, or otherwise, may be recognized and treated by the corporation as the absolute owner of the stock, and the corporation shall in no event be obliged to deal with or to recognize the rights or interests of other persons in such stock or in any part thereof.

(*Amended on April 15, 1953)

*Section 3. Certificates shall be issued in the manner prescribed by law to each stockholder, showing the number of shares to which he is entitled; and said certificates, and the shares named therein shall be transferable only upon the books of the corporation by the shareholder named in the certificate, or his duly authorized attorney or representative.  The Board of Directors shall appoint one or more registration agents of the corporation and no certificate for any share of stock shall be delivered to any stockholder until there is endorsed thereon a certificate of one of the registrars, showing such certificate to have been duly registered.

(* Amended on April 15, 1953)

*Section 4. No new certificates of any share shall be issued until the old certificate, representing the same, has been surrendered and cancelled; provided, however, that in case of lost, stolen or destroyed certificates of stock, the following procedure shall be followed for the issuance by the corporation of new certificates in lieu of those lost, stolen or destroyed:

(a)The registered owner of certificates of stock in this corporation or his legal representative shall file an affidavit, in triplicate, with this corporation setting forth, if possible, the circumstances as to how, when and where said certificates were lost, stolen or destroyed, the number of shares represented by each certificate and the serial number of the certificates.  He shall submit such other information and evidence which he may deem necessary.

(b)

After verifying the affidavit and other information and evidence with the books of this corporation, this corporation shall publish a notice, in a newspaper of general circulation in the Philippines published in the place where this corporation has its principal office, once a week for three (3) consecutive weeks, at the expense of the registered owner of the certificates of stock which have been lost, stolen or destroyed.  The notice shall state the name of this corporation, the name of the registered owner and the serial number of said certificates, and the number of shares represented by each certificate,  and that after the expiration of  one (1) year from the date of the last publication, if no contest has been presented to this corporation regarding said certificates of stock, the right to make such contest shall be barred and this corporation shall cancel in its books the certificates of stock which have been lost, stolen or destroyed and issue in lieu thereof new certificates of stock, unless the registered owner files a bond or other security in lieu thereof  as may be required running  for a period of one (1) year for a sum and in such forms and with such sureties as may be satisfactory to the Board of Directors, in which case a new certificate may be issued even before the expiration of the one year period provided herein:  Provided,  That if a contest has been presented to this corporation or if an action is pending in court regarding the ownership of said certificates of stock which have been lost, stolen or destroyed, the issuance of the new certificates of stock in lieu thereof shall be suspended until final decision by the court regarding the ownership of said certificates of stock.

(* Amended on April 15, 1953 and January 25, 2005)

*Section 5.  Certificates of stock shall be signed by the President or Vice President and the Secretary or an Assistant Secretary of the corporation and sealed with the corporate seal; provided, however, that where any such certificate is signed by a transfer agent and by a registrar, the signatures of any such President, Vice President, Secretary or Assistant Secretary and the seal of the corporation upon such certificate may be facsimiles, engraved or printed.  In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation.  A transfer agent of the corporation may sign certificates of stock by facsimile signature provided the use thereof is permitted by the stock exchange on which the corporation’s stock is listed and by the corporation’s other transfer agents.

(*Amended on April 15, 1953, July 26, 1955 and July 11, 1969)

*Section 6. The corporation shall not issue any stock certificate to a subscriber until the full amount of the subscription together with interest and expense (in case of delinquent shares), if any is due, has been paid. No certificate of stock shall be issued evidencing, either singly, or with other shares, any fractional part of a share, or any undivided interest in any share.

(* Amended on April 15, 1953 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 1.The Board of Directors shall consist of thirteen (13) members or such number of members provided in the Articles of Incorporation of the corporation, as amended from time to time.  Directors shall be elected from among the stockholders at their annual meeting or at any meeting held in lieu thereof for that purpose.  Each Director shall hold office until the annual meeting of stockholders held next after his election and until his successor shall have been elected and qualified, except in case of death, resignation, disqualification or removal from office.

(* Amended on August 3, 2010)

*Section 2. The Board of Directors shall have such number of Independent Directors constituting at least twenty percent (20%) of its membership but which shall in no case be less than two (2).  An “Independent Director” is a Director who: (a) is independent of management, (b) apart from his fees and shareholdings, is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the corporation, and (c) meets all the independence criteria enumerated in the corporation’s Manual on Corporate Governance and such other criteria provided under applicable laws, rules or regulations (including SRC Rule 38 as may be amended from time to time) or determined by the Board of Directors or the Governance, Nomination and Sustainability Committee, of the Board of Directors (the “GNS Committee”).

A person nominated for election as an Independent Director must possess all of the qualifications and have none of the disqualifications for directorship set forth in Sections 3, 4 and 5 of this Article V, and must meet all the independence criteria referred to above.

(* Amended on August 3, 2010 and March 25, 2021)

*Section 3. Any person nominated for election as a Director must possess the following minimum qualifications and such additional qualifications which may be provided under Republic Act No. 11232, known as the Revised Corporation Code of the Philippines (the “RCC”), Republic Act No. 8799, known as the Securities Regulation Code (the “SRC”), the Code of Corporate Governance for Publicly-Listed Companies (the “CG Code”) issued by the Commission, and other relevant laws, rules and regulations in effect at the relevant time (collectively, the “Applicable Laws”):

(a)	must own at least one share of stock of the corporation standing in his name in the books of the corporation;
(b)	must have a college education or equivalent academic degree;
(c)	must be at least twenty-one (21) years old;
(d)	must possess integrity and probity;
(e)	must have a practical understanding of the business of the corporation or previous business experience; and
(f)	must have attended a seminar on corporate governance conducted by a duly recognized private or government entity or must have issued an undertaking to attend such a seminar as soon as practicable.

(Amended on August 3, 2010 and March 25, 2021)

*Section 4.No person shall qualify or be eligible for nomination or election as a Director if he is engaged in any business that competes with or is antagonistic to that of the corporation or its subsidiaries.  Without limiting the generality of the foregoing, a person shall be deemed to be so engaged:

(a)

If he is an employee, officer, manager, director or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation (other than one in which this corporation owns at least thirty per cent (30%) of the capital stock) or entity engaged in a business that the Board of Directors, by at least a majority vote, determines to be competitive or antagonistic to that of this corporation or any of its subsidiaries; or
(b)

If he is an employee, officer, manager, director or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation or entity engaged in any line of business of this corporation or any of its subsidiaries, when in the judgment of the Board of Directors, by at least a majority vote, the laws against combinations and restraint of trade shall be violated by such person’s membership in the Board of Directors; or

(c)	If the Board of Directors, in the exercise of its judgment in good faith, determines, by at least a majority vote, that he is a nominee of any person set forth in (a) and (b) above.

In determining whether or not a person is a controlling person, beneficial owner, or the nominee of another, the Board of Directors may take into account such factors as business and family relationships.

(* Amended on August 3, 2010)

*Section 5. No person suffering from any of the following grounds for disqualification, or such other grounds for disqualification which may be provided under the Applicable Laws, shall qualify or be eligible for nomination or election as a Director:

(a)

Any person convicted or adjudged guilty of any of the offenses or crimes specified below in a final, non-appealable judgment, decree or order issued by a judicial or an administrative body having competent jurisdiction or the Commission:

(i)	an offense involving moral turpitude, fraud, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false affirmation, perjury or other fraudulent acts;

(ii)

any crime that (x) involves the purchase or sale of securities, as defined in the Securities Regulation Code; (y) arises out of the person’s conduct as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or floor broker; or (z) arises out of his fiduciary relationship with a bank, quasi-

bank, trust company, investment house or as an affiliated person of any of them; or

(iii)

having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Revised Corporation Code, or any other law administered by the Commission or the Bangko Sentral ng Pilipinas (the “BSP”), or any rule, regulation or order of the Commission or BSP;

(b)

Any person who, by reason of misconduct, after hearing, is permanently enjoined by a final judgment or order of the Commission or any court or administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or floor broker; or (ii) acting as director or officer of a bank, quasi-bank, trust company, investment house, or investment company; or (iii) engaging in or continuing any conduct or practice in any of the capacities mentioned in sub-clauses (i) and (ii) above.

The disqualification shall also apply if such person: (i) is currently the subject of an order of the Commission or any court or administrative body denying, revoking or suspending any registration, license or permit issued to him under the Revised Corporation Code, Securities Regulation Code or any other law administered by the Commission or BSP, or under any rule or regulation issued by the Commission or BSP; or (ii) has otherwise been restrained to engage in any activity involving securities and banking; or (iii) is currently the subject of an effective order of a self-regulatory organization suspending or expelling him from membership, participation or association with a member or participant of the said organization;

(c)

Any person convicted by final judgment of an offense punishable by imprisonment for more than six (6) years, or a violation of the Revised Corporation Code committed within five (5) years prior to the date of his election or appointment;

(d)	Any person convicted or found guilty in a final judgment or order of a foreign court or equivalent securities, banking or other regulatory authority of acts,

violations or misconduct similar to any of the acts, violations or misconduct enumerated in paragraphs (a), (b) and (c) above; or

(e)	Any person judicially declared as insolvent;

(* Amended on August 3, 2010 and March 25, 2021

*Section 6.  Except as otherwise provided in the preceding Sections, the GNS Committee shall have the power and authority to evaluate and determine whether any person nominated for election as a Director/Independent Director has all the qualifications and none of the disqualifications specified in the preceding Sections.  The GNS Committee shall also have the power and authority to consider and recommend to the Board of Directors such other qualifications and grounds for disqualification (including grounds for temporary disqualification) of Directors/Independent Directors or persons nominated for election as Directors/Independent Directors, taking into consideration the Applicable Laws in effect at the relevant time.

With respect to the nomination and election of Independent Directors, the GNS Committee shall ensure that the corporation observes the procedures and requirements contained in Rule 38 of the Implementing Rules and Regulation of the Securities Regulation Code (“SRC Rule 38”), as may be amended from time to time.

(* Amended on August 3, 2010 and March 25, 2021)

*Section 7.  For the proper implementation of the provisions of the foregoing Sections, all nominations for election of Directors by stockholders shall be submitted in writing to the Board of Directors through the Chairman of the Board and the Secretary at this corporation’s principal place of business at least sixty (60) working days before the regular or special meeting of stockholders for the purpose of electing directors. Each stockholder shall have the right to nominate a candidate/s for election as director/s, provided that such candidate/s possess all the qualifications and have none of the disqualifications set out in these By-Laws and the Applicable Laws.

All nominations for appointment of a Director by the Board of Directors to fill a vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of term of office, shall be submitted in writing to the Board of Directors through the Chairman of the Board and the Secretary at the corporation’s principal place of business at least thirty (30) working days before the meeting of the Board of Directors for the aforestated purpose.

(* Amended on May 8, 1962, February 29, 2000, March 29, 2001, February 26, 2003, January 25, 2005; August 3, 2010 and March 25, 2021)

Section 8. Directors shall be elected at the annual meeting of stockholders or in any meeting held in lieu thereof for that purpose. At all elections of Directors, there must be present, either in person or through a representative authorized to act by written proxy, or through remote communication, stockholders representing at least a majority of the shares of the corporation issued and outstanding and entitled to vote at the meeting. If no election of directors is held, or stockholders representing majority of the shares of the corporation issued and outstanding and entitled to vote are not present in person, by proxy or through remote communication or are not voting in absentia at the meeting, such meeting may be adjourned. The non-holding of election and the reasons therefor shall be reported to the Commission within thirty (30) days from the date of the scheduled election. The report shall specify a new date for the election, which shall not be later than sixty (60) days from the scheduled date. If no new date has been designated or if the rescheduled election is likewise not held, a stockholder may avail of the remedy provided in Section 25 of the RCC.

(New provision adopted on March 25, 2021)

*Section 9.  In case of any vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of the term of office, the vacancy may be filled by the vote of at least a majority of the remaining Directors then in office, if still constituting a quorum; otherwise, said vacancy must be filled by the stockholders at a meeting called for that purpose. The election must be held no later than forty-five (45) days from the time the vacancy arose.  Any vacancy in the Board of Directors resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting at which the removal took place or at any annual or special meeting of stockholders called for that purpose after giving notice as prescribed in these By-

Laws. A director elected to fill a vacancy shall be referred to as a replacement director and shall serve only for the unexpired term of his predecessor in office.

(* Amended on May 8, 1962, January 10, 1968, March 29, 2001 and March 25, 2021)

Section 10.  When the vacancy in the Board prevents the remaining directors from constituting a quorum and emergency action is required to prevent grave, substantial, and irreparable loss or damage to the corporation, the vacancy may be temporarily filled from among the officers of the corporation by unanimous vote of the remaining directors. The action by the designated director shall be limited to the emergency action necessary, and the term shall cease within a reasonable time from the termination of the emergency or upon election of the replacement director, whichever comes earlier. The corporation must notify the Commission within three (3) days from the creation of the emergency board, stating the reason for its creation.

(New provision adopted on March 25, 2021)

*Section 11.Unless otherwise provided by law, the powers, business and property of the corporation shall be exercised, conducted and controlled by the Board of Directors.  The Board of Directors shall exercise its powers in consonance with the corporate governance principles instituted in the corporation’s Manual on Corporate Governance.

Without prejudice to such general powers and such other powers as may be granted by law, the Board of Directors shall have the following express powers:

(a)	From time to time, to make and change policies, rules and regulations not inconsistent with these By-Laws for the governance of the corporation and the conduct of its business and affairs;

(b)

To purchase, receive, take, or otherwise acquire in any lawful manner, for and in the name of the corporation, any and all property, rights, interests or privileges, including securities and bonds of other corporations, as the transaction of the business of the corporation may reasonably or necessarily require, for such consideration and upon such terms and conditions as the Board of Directors may deem proper and convenient;

(c)

To invest the funds of the corporation in another corporation or business or for any other purposes other than those for which the corporation was organized, whenever in the judgment of the Board of Directors, the interests of the corporation would thereby be promoted, subject to such stockholders’ approval as may be required by law;

(d)

To incur such indebtedness as the Board of Directors may deem necessary and, for such purpose, to make and issue evidence of such indebtedness including, without limitation, notes, deeds of trust, instruments, bonds, debentures or securities, and/or pledge, mortgage, or otherwise encumber all or part of the property and rights of the corporation, subject to such stockholders’ approval as may be required by law;

(e)	To guarantee, for and in behalf of the corporation, obligations of other corporations or entities in which it has lawful interest;

(f)

To make provision for the discharge of the obligations of the corporation as they mature, including payment for any property or rights acquired by the corporation, either wholly or partly in money, property, or in stocks, bonds, debentures, or other securities of the corporation lawfully issued for the purpose;

(g)

To impose conditions as the Board of Directors may deem convenient, subject to the limitations prescribed by law, regarding the transfer of shares issued in total or partial payment of debts contracted or property acquired by, or services rendered in behalf of the corporation;

(h)

To sell, lease, exchange, assign, transfer or otherwise dispose of any property, real or personal, belonging to the corporation whenever in the judgment of the Board of Directors, the corporation’s interest would thereby be promoted;

(i)

Subject to such stockholders’ approval as may be required by law, to establish pension, retirement, bonus, profit sharing plans, employees share purchase and stock option plans, or other types of incentives or compensation plans for the employees, including officers and directors of the corporation and to determine the persons to participate in any such plans and the amount of their respective participations;

(j)

To prosecute, maintain, defend, compromise or abandon any lawsuit in which the corporation or its officers are either plaintiffs or defendants in connection with the business of the corporation, and likewise, to approve the payment or settlement of whatsoever debts are payable to the corporation upon such terms as the Board of Directors may deem proper and convenient;

(k)

To delegate, from time to time, any of the powers of the Board of Directors which can be lawfully delegated in the course of the current business or businesses of the corporation to any standing or special committee or to any person who shall act as agents of the corporation with such powers (including the power to sub-delegate), and upon such terms, as the Board of Directors may deem appropriate;

(l)	To resolve doubts as to the meaning, interpretation and/or application of these By-Laws and supply the omissions thereof;

(m)

To authorize the issuance of shares out of the authorized but unissued capital stock of the corporation or the buyback or repurchase of the corporation’s shares, upon such terms and conditions as the Board of Directors may deem proper and in the best interest of the corporation, subject to the requirements prescribed by law;

(n)

To determine whether any part of the unrestricted retained earnings of the corporation available for declaration as dividends shall be declared as dividends, subject to the provisions of law; and to provide that the dividends thus declared shall be applied in payment of new shares to be issued to the stockholders entitled to said dividends, which new shares shall be taken out of the authorized and unissued capital stock of the corporation;

(o)

To determine and prescribe the qualifications, duties, term of office, compensation, remuneration, incentives and other benefits of officers.  Pursuant thereto, to appoint or elect or enter into contract with such officers, under such terms and conditions as the Board of Directors may determine to be in the best interest of the corporation; and

(p)	To enter into any transaction, obligation or contract and perform such acts and execute such deeds as it may deem essential for the proper administration of the corporation’s property, business and affairs or the accomplishment of any of the purposes for which the corporation was organized.

(*New provision adopted on August 3, 2010)

*Section 12.  The Board of Directors may create an Executive Committee to be composed of not less than three (3) members of the Board of Directors to be appointed by the Board of Directors.  Such committee may act, by majority vote of all its members, on such specific matters within the competence of the Board of Directors as may be delegated to it by majority vote of the Board of Directors, except with respect to the following: (a) approval of any action for which stockholders approval is required; (b) filling of any vacancy in the Board of Directors; (c) amendment or repeal of these By-Laws or adoption of new By-Laws; (d) amendment or repeal of any resolution of the Board of Directors which by its express terms is not amendable or repealable; and (e) distribution of cash dividend to stockholders. The Executive Committee may prescribe rules for its governance; its meetings may be held at such place within the Philippines as it may determine or authorize, and majority of the members of said committee at any meeting shall constitute a quorum.  In addition to taking action at a meeting, the Executive Committee may validly act upon the written consent of a majority of its members.  At each meeting of the Board of Directors, the acts and proceedings of the Executive Committee since the preceding meeting of the Board of Directors shall be submitted for such action thereon as the Board may deem proper.

(* Amended on May 8, 1962, January 10, 1968, March 29, 2001 and March 25, 2021)

*Section 13. The Board of Directors may create committees and other bodies it may deem necessary or advisable in respect of the affairs and governance of the corporation.  The membership, powers, duties, functions and responsibilities of such committees and bodies shall be prescribed by the Board of Directors or set out in charters approved by the Board of Directors.  The members of such committees and bodies shall be appointed by the Board of Directors for a term co-terminus with that of the Board of Directors that appoints them unless sooner terminated or removed.

(*New provision effective on February 24, 1998; Amended on March 25, 2021)

Section 14.  Directors may receive reasonable per diems for attendance in meetings as approved by the Board of Directors. The amount of such per diems shall be reviewed and recommended by the Executive Compensation Committee of the Board of Directors, taking into account the work and time required from a Director to perform his duties and responsibilities to the corporation, as well as industry practices and benchmarks. No director shall be involved in deciding his own remuneration.

Stockholders representing at least a majority of the shares of the corporation issued and outstanding and entitled to vote may grant Directors with compensation and approve the amount thereof at any annual or special meeting.

(New provision adopted on March 25, 2021)

*Section 15.The corporation will not speculate in its own or constituent companies’ securities, or permit similar speculations by any of its constituent companies.

ARTICLE VI

OFFICERS

*Section 1.  The officers of the corporation shall be a President, a Senior Executive Vice President, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more First Vice Presidents, one or more Vice Presidents, a Treasurer, one or more Assistant Treasurers, a Secretary, one or more Assistant Secretaries, a Controller, and one or more Assistant Controllers, all of whom shall be elected or appointed by the Board of Directors.

Immediately after the election of the Directors at the annual or special meeting of stockholders called for such purpose, the Board of Directors shall elect or appoint the Chairman of the Board of Directors and the officers of the corporation, including one who shall act as the Compliance Officer referred to in Section 24 of the Revised Corporation Code.  Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as Chairman or President and Treasurer or Chairman or President and Secretary at the same time.

(* Amended on May 8, 1962, January 27, 1964, July 25, 1966, April 18, 1979, January 25, 1983, March 29, 2001, January 25, 2005, August 3, 2010 and March 25, 2021)

Section 2.  The Board of Directors may appoint or elect such other officers as it shall deem advisable, who shall, respectively have such authority and perform such duties as may be prescribed from time to time by the Board of Directors.

*Section 3.  The term of office of all officers shall be coterminous with that of the Board of Directors that elects or appoints them except in case of death, resignation, disqualification or removal from office.

(*New provision adopted on March 29, 2001)

*Section 4.  If any of the offices becomes vacant by reason of death, resignation, failure to qualify, disqualification, removal from office or for any other cause, the Board of Directors may elect a successor who shall hold office for the unexpired term of his predecessor in office.

(*New provision adopted on March 29, 2001)

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS,

FIRST VICE PRESIDENTS, AND VICE PRESIDENTS AND COMPLIANCE OFFICER

*Section 1.  Chairman of the Board. The Chairman of the Board (if there be one) shall preside at all meetings of the stockholders and Board of Directors.  He shall also exercise such powers and perform such duties as the Board of Directors may assign to him.

(*Amended on April 26, 1939, April 16, 1947, March 29, 2001 and August 3, 2010)

*Section 2.  President. The President, who must be a director, shall be the chief executive officer of the corporation.  He shall have general care, supervision and management of the business and affairs of the corporation, subject to the control of the Board of Directors.  He shall exercise such functions and perform all duties incident to the office of the President and such other duties as may, from time to time, be assigned to him by the Board or as prescribed in these By-Laws.  He shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the Board to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation.  In the absence of the Chairman the Board, he shall preside at the meetings of the stockholders and of the Board of Directors.

(*Amended on April 26, 1939, April 16, 1947, April 15, 1953,

March 29, 2001 and August 3, 2010)

*Section 3.  The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, Vice Presidents and Compliance Officer.  In the case of absence or disability of the President, the Senior Executive Vice President shall act as President and in case of his absence or disability, the Board shall designate any of the Executive Vice Presidents to act as President, and perform the duties and exercise the powers of the President. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, Vice Presidents and Compliance Officer shall perform such duties as the Board or the President shall, from time to time, prescribe.

(*Amended on April 26, 1969, January 27, 1964, April 18, 1979, January 25, 1983

and March 25, 2021)

ARTICLE VIII

SECRETARY AND ASSISTANT SECRETARY

*Section 1.  The Secretary shall make full and faithful record of the proceedings of all meetings of the stockholders, Board of Directors and Executive Committee in books to be kept for that purpose.  He shall give or cause to be given all necessary notice of and materials for all meetings, have custody of the corporate seal and affix it when authorized, preserve and keep all material contracts, papers and documents, and keep or cause to be kept a list of all stockholders.  The Secretary shall act as inspector at the election of Directors and, as such, determine the number of shares of stock outstanding and entitled to vote, the shares of stock represented at the meeting,  the existence of a quorum,  the validity and effect of proxies, and receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots, consents, determine the results and do such acts as are proper to conduct the election or vote.  The Secretary may assign the exercise or performance of any or all of the foregoing duties, powers and functions to any other person or persons, subject always to his supervision and control.  The Secretary shall generally perform such services and duties as are incident to his office and as the Board of Directors or the President may, from time to time, prescribe or assign to him.

(*Amended on March 29, 2001)

*Section 2.  In the absence or disability of the Secretary, the Assistant Secretary shall act in his place and perform his duties.  The Assistant Secretary shall also perform such other duties as may, from time to time, be delegated to him by the Secretary and as the Board of Directors or the President may prescribe or assign to him.

(*New provision adopted on March 29, 2001)

ARTICLE IX

TREASURER AND ASSISTANT TREASURER

*Section 1.  The Treasurer shall have chief custody of the corporation’s funds.  He shall be responsible for the placements of the corporation’s funds, debt portfolio administration and management, planning and controlling the corporation’s cash position, reviewing the corporation’s capital structure and maintaining the corporation’s relations with financial institutions and creditors.  He shall also perform such other duties as the Board of Directors or the President may prescribe or assign to him.

(*Amended on March 29, 2001 and August 3, 2010)

*Section 2.  In the absence or disability of the Treasurer, the Assistant Treasurer shall act in his place and perform his duties.  The Assistant Treasurer shall also perform such other duties as may from time to time be delegated to him by the Treasurer and as the Board of Directors or the President may prescribe or assign to him.

(*New provision adopted on March 29, 2001)

* ARTICLE X

CONTROLLER AND ASSISTANT CONTROLLERS

*Section 1.  The Controller shall serve as the chief financial reporting and accounting officer of the corporation who shall be responsible for the preparation and maintenance of the corporation’s financial/accounting books and records, financial planning, revenue management and cash assurance, and management and control of disbursements.  He shall also be responsible for the preparation and reporting of the corporation’s financial statements on a stand-alone basis and/or in combination with consolidated subsidiaries, and for the corporation’s financial regulatory compliance.

*Section 2.  In the absence or disability of the Controller, the Assistant Controller shall act in his place and perform his duties.  The Assistant Controller shall also perform such other duties as may, from time to time, be delegated to him by the Controller and as the Board of Directors or the President may prescribe or assign to him.

(*New provision adopted on August 3, 2010)

ARTICLE XI

INDEMNIFICATION OF DIRECTORS/OFFICERS

This corporation shall indemnify every director or officer, his heirs, executors and administrators against all costs and expenses reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, suit or proceeding (other than an action by this corporation) to which he may be, or is made, a party by reason of his being or having been a director or officer of this corporation, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding, to be liable for gross negligence, misconduct, or breach of fiduciary duty.

In the event of a settlement or compromise, indemnification shall be provided only in connection with such matters covered by the settlement as to which this corporation is advised by counsel that the person to be indemnified did not commit a breach of duty as such director or officer.

The amount payable by way of indemnity shall be determined and paid only pursuant to a resolution adopted by a majority of all of the members of the Board of Directors.

The costs and expenses incurred in defending the aforementioned action, suit or proceeding may be paid by this corporation in advance of the final disposition of such action, suit or proceeding, as authorized in the manner provided for in the preceding paragraph, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by this corporation as authorized in this Article.

(*New provision adopted on March 29, 2001)

* ARTICLE XII

INDEPENDENT AUDITOR

*Section 1.  The Audit Committee constituted by the Board of Directors shall be directly responsible for the appointment, compensation, retention, removal or termination of engagement and oversight of the Independent Auditor, including resolving disagreements between management and the Independent Auditor regarding financial reporting and approving all audit engagement fees and terms.

(Amended on June 28, 2005)

*Section 2.   At the regular meeting of the Audit Committee immediately preceding the annual meeting of the stockholders of the corporation, the Audit Committee shall appoint the Independent Auditor.  In case of resignation, removal or termination of engagement of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and appoint a replacement.

(*New provision adopted on June 28, 2005)

*Section 3.   The Independent Auditor or the lead, engagement or coordinating audit partner having the primary responsibility for the audit or reviewing the audit of the corporation’s financial accounts shall be rotated after five (5) years of service (with time of service counted from January 1, 2003) for a time out period of at least five (5) years.

(*New provision adopted on June 28, 2005)

*Section 4.  The Independent Auditor shall report directly to the Audit Committee.

(*New provision adopted on June 28, 2005)

*  ARTICLE XIII

BANKING AND CONTRACTS

*Section 1.  All moneys belonging to the corporation shall be deposited in such bank or banks as may be, from time to time, designated by the Board of Directors and shall be withdrawn only on checks of the corporation signed by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors.  Promissory notes, bills of exchange, trade acceptances, drafts and other negotiable instruments shall be signed and/or drawn in the name of the corporation by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors.

(* Amended on January 25, 2005)

*Section 2.  All contracts, instruments or documents pertaining to transactions or corporate actions authorized by the Board of Directors shall be signed in the name of the corporation by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors.  In the absence of any specific designation by the Board of Directors, such contracts, instruments or documents shall be signed in the name of the corporation by the President, or by any officer/officers or executive/executives of the corporation or any person/persons duly authorized by the President.  Contracts, instruments or documents to be entered into in the ordinary course of business of the corporation which do not require the approval of the Board of Directors may be signed by the President or by any officer/officers or executive/executives of the corporation or any person/persons duly designated by the President, or by such officer/officers or executive/executives of the corporation or any person/persons duly authorized for such purpose under administrative orders approved by the President and in effect at the relevant time.

(*Amended on March 29, 2001 and January 25, 2005)

* ARTICLE XIV

FISCAL YEAR

Section 1.  The fiscal year in the business of the corporation shall be the calendar year, extending from January first to December thirty-first inclusive, in each year.

*         Section 2.  The corporation shall submit to the stockholders at least fifteen (15) business days prior to the annual meeting, a financial report of the operations of the corporation for the preceding year, which shall include financial statements, duly signed and certified by the corporation’s Independent Auditor.

(*Amended on February 24, 1998, March 29, 2001, July 16, 2002 and January 25, 2005)

* ARTICLE XV

SEAL

Section 1.  The corporate seal of this corporation shall bear upon its face, in a circle, the words “PLDT Inc.”, and within the circle the logo of the corporation and the words and figures, “INCORPORATED 1928”.

(*Amended on March 29, 2001 and August 30, 2016)

* ARTICLE XVI

AMENDMENTS

*Section 1.  The owners of the majority of the subscribed capital stock may, at a regular or special meeting duly called for the purpose, amend or repeal these By-Laws, or adopt new By-laws.  The owners of two-thirds of the subscribed capital stock may delegate to the Board of Directors the power to amend or repeal these By-Laws or to adopt new By-Laws; provided, however, that any such power so delegated to the Board of Directors shall be considered as revoked whenever a majority of the stockholders shall so vote at a regular or special meeting called for the purpose.

(* Amended on April 15, 1953)

*Section 2.  All By-Laws and amendments thereto adopted shall be certified by a majority of the Directors and by the Secretary or Assistant Secretary, and entered in the book of By-Laws.  Whenever any amendment or new By-Law is adopted, it shall be entered in the book of By-Laws with the original By-Laws.  If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted, or written assent was filed, shall be stated in said book.

(*Amended on March 29, 2001)

ARTICLE XVII

ARBITRATION

Section 1.  Any dispute, controversy or claim between the corporation and its stockholders arising from, relating to, or in connection with, the implementation of the corporation’s Articles of Incorporation or By-Laws, as the same may be amended from time to time, or  from intra-corporate relations may be referred to and resolved by arbitration in accordance with the provisions of the succeeding Section 2; Provided, that any dispute, controversy or claim involving criminal offenses, and interests of third parties, and those which by law fall within the exclusive original jurisdiction of a court of justice, may not be referred to arbitration.

Section 2.  Arbitration shall be conducted in accordance with the Arbitration Rules of the Philippine Dispute Resolution Center, Inc. (“PDRCI”), and the rules and regulations governing arbitration issued by the Commission, by a panel of three (3) arbitrators to be appointed in accordance with the PDRCI Arbitration Rules. The place of arbitration shall be Makati City and the language to be used in the arbitration proceedings shall be English.

(New provision adopted on March 25, 2021

The following notation is FOR GUIDANCE ONLY and does not constitute a part of the By-Laws of PLDT Inc.

NOTE:  Under the provisions of Section 1 of ARTICLE XVI (formerly Article XV) of the By-Laws of PLDT Inc., the owners of two-thirds of the subscribed capital stock may delegate to the Board of Directors the power to amend, repeal or adopt new By-Laws.  Under the authority given by said section of the By-Laws, the stockholders under date of April 15, 1953 delegated to the Board the power to amend, repeal or adopt new By-Laws.

SECRETARY'S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Filipino, of legal age, with office address at the 9th Floor, MGO Building, Legaspi corner Dela Rosa Streets, Makati City, after having been duly sworn to in accordance with law, hereby depose and state that:

1.

I am the duly elected and qualified Corporate Secretary of PLDT Inc. (the Company”), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal address at Ramon Cojuangco Building, Makati Avenue, Makati City.

2.

To the best of my knowledge, no action or proceeding has been filed or is pending before any court involving an intra-corporate dispute and/or claim by any person or group against the Board of Directors, individual directors, and/or key officers of the Company as its duly elected and/or appointed directors or officers or vice versa.

WITNESS my hand and the seal of the Company on this 29th day of June 2021, at Makati City, Philippines.

         s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SUBSCRIBED AND SWORN to before me this 29th day of June, 2021 at Makati City, affiant exhibited to me her Philippine Passport No.                issued in Manila by the Department of Foreign Affairs on                and valid until              .

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

                                                       ABNER TITO L. ALBERTO

Notary Public for the City of Makati

Until December 31, 2021

Notarial Appointment No.

Roll of Attorneys No.

PTR O.R. NO.

IBP Lifetime Roll No.

Doc. No.032

Page No. 8

Book No.V

Series of 2021

UNDERTAKING

PLDT Inc. (the “Company”), through its Assistant Corporate Secretary, Abner Tito L. Alberto, hereby undertakes that the Company:

a.

shall comply with SEC Memorandum Circular No. 3 Series of 2020, on the Subject: Notice of Regular Meetings of the Stockholders/Members, dated February 21, 2020, with respect to the requirement to provide the Company’s stockholders with a written notice of at least twenty-one (21) calendar days prior to the date of the regular    meeting, notwithstanding any different or contrary provision in Section 1, Article II of the Amended By-Laws of the Company; and

b.

shall comply with SEC Memorandum Circular No. 7 Series of 2021, on the Subject:    Calling of Special Stockholders’ Meetings, dated April 23, 2021, with respect to the right of any number of shareholders (the “Qualifying Shareholders”) who hold at least ten percent (10%) or more of the outstanding capital stock of PLDT (the “Qualifying Shares”) to call for a special meeting of stockholders, subject to the guidelines set under Section 49 of the Revised Corporation Code and other relevant regulations, notwithstanding any different or contrary provision in Section 2, Article II of the Amended By-Laws of the Company.

This Undertaking is being issued in connection with the Company’s application for the approval of its Amended By-Laws.

IN WITNESS WHEREOF, I have executed this Certificate this 1st day of September 2022 at Makati, Philippines.

             /s/Abner Tito L. Alberto

              Abner Tito L. Alberto

Assistant Corporate Secretary

      PLDT Inc.

SUBSCRIBED AND SWORN to before me this 1st day of September, 2022, at Makati City, affiant exhibited to me his Driver’s License Number                issued by the Land Transportation Office, with validity until           .

NOTARY PUBLIC

/s/ Maria Karmela J. Franco

                                                       MARIA KARMELA J. FRANCO

Notary Public for the City of Makati

Until December 31, 2022

Notarial Appointment No.

Roll of Attorneys No.

Doc. No.     38                                                       PTR O.R. NO.

Page No. 9                                                         IBP Lifetime Roll No.

Book No.IV

Series of 2022

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  September 15, 2022